UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

PURSUANT TO REGULATION A

October 2, 2026

(Date of Report (Date of earliest event reported))

RealtyMogul Income REIT, Inc.

(Exact name of issuer as specified in its charter)

Maryland	32-0487554
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

333 S. Garland Ave., Suite 1300

Orlando, Florida 32801

(Full mailing address of principal executive offices)

(407) 876-1702

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Distributions

The board of directors (the “Board”) of RealtyMogul Income REIT, Inc. (the “Company”) has authorized a daily cash distribution on its shares of common stock (each, a “Distribution”) payable to stockholders of record as of the close of business on each day in the period beginning July 1, 2026 and ending on September 30, 2026, in the amount of (i) $0.0002815068 per share of common stock for each day in the period beginning July 1, 2026 and ending on September 16, 2026, and (ii) $0.0002790411 per share of common stock for each day in the period beginning September 17, 2026 and ending on September 30, 2026 (each such period, a “Distribution Period”). The Board expects the Distributions will be paid on or about October 15, 2026.

Each Distribution equates to approximately 1.5% of the Company’s net asset value (“NAV”) per share on an annualized basis, assuming a $6.85 per share NAV (the then-current offering price per share) for the Distribution Period beginning July 1, 2026 and ending on September 16, 2026, and approximately 1.5% of the Company’s NAV per share on an annualized basis, assuming a $6.79 per share NAV (the then-current offering price per share effective September 17, 2026) for the Distribution Period beginning September 17, 2026 and ending on September 30, 2026. The annualized basis return is not a guarantee or projection of future returns, and the Board may in the future authorize lower distributions or no distributions at all for any given period.

Management Compensation

The following fees are not paid directly by the Company, and the Company will not be entitled to these fees. In certain instances, the Company is the sole member of, and controls, a third-party entity in which it invests, and such entity will pay the following fees. These fees reduce the amount of funds that are invested in the underlying real estate and/or the amount of funds available to pay distributions to the Company, thereby reducing the Company’s returns on that particular investment.

The actual amounts of the following fees depend on, among other things, real estate transaction sizes, property income and performance, and distributable cash. The Company cannot determine the specific amounts that may be paid in the future at the present time.

●	Property-Level Asset Management Fee – a fee paid monthly to RM Adviser, LLC (the “Manager”) or an affiliate of the Manager in an amount up to an annualized 3.5% of Effective Gross Income (as defined below) that will be paid for asset management services in connection with certain investments. “Effective Gross Income” means a property’s potential gross rental income plus other income, less vacancy and credit costs, for any applicable period.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REALTYMOGUL INCOME REIT, INC.

By:	/s/ Christopher D. Wideman
Name:	Christopher D. Wideman
Title:	Chief Executive Officer and President

Dated: October 2, 2026